Exhibit 4.2

                      KTI Names Ross Pirasteh as Chairman,
                    Ted Hill Elected Chief Operating Officer

     Guttenberg, N.J. (Sept. 17, 1997) -- KTI, Inc., (Nasdaq: KTIE) announced today that the board of directors has elected Ross Pirasteh as chairman of the board of directors. David E. (Ted) Hill was named chief operating officer. Founder Nicholas Menonna, Jr. will continue to serve as chief executive officer.

     Pirasteh, 59, has been serving as chairman of the executive committee and as a member of the board since early this year. Pirasteh joined KTI in 1996 following a successful career as an international banker and consultant. He holds a Ph.D. in operations research and economic analysis from Yale University.

     Hill, 55, has been with KTI since 1994 serving as the company's senior vice president of operations and business development. He previously served as vice president, business development of Ecosorb International, Inc., an absorbent manufacturer in Houston, Tex. He also has had senior positions with National Ecology Corp. and General Electric Company. Hill has a national certificate in mechanical engineering from Bristol College of Technology, Bristol, England.

     Martin J. Sergi, president and chief financial officer of KTI, said, "These two appointments are an important element in strengthening our management structure to deal more effectively with our rapid growth. Ross Pirasteh has brought invaluable strategic direction to KTI and will play an essential role in setting our future course. Ted Hill is one of the most talented waste-to-energy operators in the business today. He is providing strong leadership in developing the profitable waste to energy processes that distinguish us from others in the industry. We also will continue to benefit from the experience, energy and talent of founder Nick Menonna who continues as chief executive officer."

     KTI is an award winning environmental company engaged in integrated waste processing and management in diversified services and markets. The company processes over one million tons of material a year and is best known for its expertise in the waste-to-energy sector. KTI was organized in 1983 to develop and own waste-to-energy facilities with the dual purpose of providing a means of disposal for non-hazardous municipal solid waste and of generating electricity from alternative fuel sources. Since then, KTI's operations have expanded to include the development of an integrated waste management business providing not only municipal solid waste handling and disposal services, but also wood waste processing, ash and municipal waste recycling, specialty waste disposal, transportation facilitation services and transfer station operations.

     KTI operates and shares ownership in two waste-to-energy facilities in Maine, Maine Energy Recovery Company, in Biddeford and Penobscot Energy Recovery Company, both
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of which convert non-hazardous solid waste from residential, commercial and industrial sources into electric power. KTI has developed and operates a wood waste processing and recycling facility in Lewiston, Maine.

     KTI also holds a majority interest in America's only commercially operational municipal waste ash recycling facility in Nashville, Tenn., a Maryland company specializing in marketing post-industrial recycled plastics and a Maine-based recycling company.

     For further information, contact Marty Sergi at KTI, Inc. (201) 854-7777 or Frank N. Hawkins, Jr./Julie Marshall, Hawk Associates, Inc. at (305) 852-2383.

     Copies of KTI press releases, SEC filings, current price quotes, stock charts, analysts' comments and other valuable information for investors may be found on the website http://www.hawkassociates.com.